May 2, 2006
VIA EDGAR
John P. Nolan
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	W Holding Company, Inc.
Form 10-K filed March 16, 2005
File No. 001-16799

Dear Mr. Nolan:
      This letter is to confirm that, as our counsel Daniel Keating of Hogan & Hartson L.L.P. discussed earlier today with Edwin Adames of your office, W Holding Company, Inc. intends to respond to your comment letter on or before May 25, 2006.
      If you have any questions, please call me at 787-834-8000.

Very truly yours,

/s/ Freddy Maldonado

c Messrs.	Ricardo Hernández, Chief Financial Officer of W Holding Company, Inc. and Subsidiaries Norberto Rivera Berríos, Vice President Corporate Controller of W Holding Company, Inc. and Subsidiaries